Exhibit 99.9
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Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited Consolidated Financial Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2011 prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)
(in crore, except per share data)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Revenues	9,298	8,099	7,106	24,882	20,251	27,501
Cost of sales	5,288	4,744	4,063	14,609	11,682	15,916
Gross profit	4,010	3,355	3,043	10,273	8,569	11,585
Selling and marketing expenses	451	456	393	1,305	1,112	1,512
Administrative expenses	660	618	503	1,836	1,457	1,971
Operating profit	2,899	2,281	2,147	7,132	6,000	8,102
Other income	422	387	290	1,252	796	1,211
Profit before income taxes	3,321	2,668	2,437	8,384	6,796	9,313
Income tax expense	949	762	657	2,384	1,791	2,490
Net profit	2,372	1,906	1,780	6,000	5,005	6,823
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286	286
Share premium, retained earnings and other components of equity*	27,017	27,017	23,787	27,017	23,787	27,017
Earnings per share (par value 5/- each)
Basic	41.51	33.36	31.15	105.01	87.62	119.45
Diluted	41.51	33.36	31.14	105.01	87.59	119.41
Total Public Shareholding#
Number of shares	40,10,65,985	40,40,87,749	37,70,79,525	40,10,65,985	37,70,79,525	38,10,16,460
Percentage of shareholding	69.84	70.37	65.67	69.84	65.67	66.36
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.04	16.04	16.04	16.04	16.04
*	Represents the previous accounting year balance as required under Clause 41 of the listing agreement.
#	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders

1.
The audited consolidated financial statements for the quarter and nine months ended December 31, 2011 have been taken on record by the Board of Directors at its meeting held on January 12, 2012. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

2.
An interim dividend of 15/- per equity share was declared on October 12, 2011 and paid on October 24, 2011. The interim dividend declared in the previous year was 40/- per equity share, which included a 30th year special dividend of 30/- per equity share.

(in )
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Dividend per share (par value 5/- each)
Interim dividend	–	15.00	–	15.00	10.00	10.00
30th year special dividend	–	–	–	–	30.00	30.00
Final dividend	–	–	–	–	–	20.00
Total dividend	–	15.00	–	15.00	40.00	60.00

3.	Other information (Consolidated – Audited)
(in crore)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Staff costs	4,840	4,468	3,840	13,553	10,904	14,856
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	426	410	272	1,223	766	1,133
Income from available-for-sale financial assets/investments	11	7	1	23	23	23
Miscellaneous income, net	5	3	1	14	6	13
Gains/(losses) on foreign currency	(20)	(33)	16	(8)	1	42
Total	422	387	290	1,252	796	1,211

4.	Audited Financial Results of Infosys Limited (Standalone Information)
(in crore)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Revenues	8,696	7,470	6,534	23,071	18,717	25,385
Profit before tax	3,146	2,541	2,268	7,985	6,424	8,821
Profit after tax	2,235	1,822	1,641	5,711	4,713	6,443
Note:
The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

5.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2011

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend/Annual report related	–	183	183	–

6.	Segment Reporting
(in crore)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Revenue by industry segment
Financial services and insurance (FSI)	3,281	2,864	2,574	8,793	7,274	9,862
Manufacturing enterprises (MFG)	1,897	1,630	1,389	5,050	3,911	5,393
Energy, utilities and telecommunication services (ECS)	1,967	1,748	1,655	5,330	4,981	6,614
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	2,153	1,857	1,488	5,709	4,085	5,632
Total	9,298	8,099	7,106	24,882	20,251	27,501
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	9,298	8,099	7,106	24,882	20,251	27,501
Segment profit before tax, depreciation and non-controlling interest :
Financial services and insurance (FSI)	1,141	897	858	2,805	2,427	3,284
Manufacturing enterprises (MFG)	602	467	448	1,489	1,252	1,712
Energy, utilities and telecommunication services (ECS)	651	576	554	1,714	1,636	2,169
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	743	578	504	1,823	1,329	1,803
Total	3,137	2,518	2,364	7,831	6,644	8,968
Less: Other un-allocable expenditure	238	237	217	699	644	866
Add: Un-allocable other income	422	387	290	1,252	796	1,211
Profit before tax and non-controlling interest	3,321	2,668	2,437	8,384	6,796	9,313

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

The previous period figures, extracted from audited financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in reportable segments.

By order of the Board
for Infosys Limited

Bangalore, India	S. D. Shibulal
January 12, 2012	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and nine months ended December 31, 2011, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:
(in US$ million, except per ADS data)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Revenues	1,806	1,746	1,585	5,223	4,439	6,041
Cost of sales	1,030	1,025	906	3,077	2,561	3,497
Gross profit	776	721	679	2,146	1,878	2,544
Net profit	458	411	397	1,253	1,097	1,499
Earnings per American Depositary Share (ADS)
Basic	0.80	0.72	0.69	2.19	1.92	2.62
Diluted	0.80	0.72	0.69	2.19	1.92	2.62
Total assets	6,836	7,046	6,558	6,836	6,558	7,010
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	3,719	3,797	3,555	3,719	3,555	3,769

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2011, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.